February 4, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Great American Life Insurance Company Request for Withdrawal of Post-Effective Amendment No. 3 to Registration Statement on Form S-1
File No. 333-229687

Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Great American Life Insurance Company (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Post-Effective Amendment on Form POS AM (File No. 333-229687), filed with the Commission on February 1, 2021, together with all exhibits thereto (the “Post-Effective Amendment”).

The Company is requesting the withdrawal of the Post-Effective Amendment because members of the Commission’s Staff requested today that the contents of the Post-Effective Amendment be filed in a new, separate registration statement on Form S-1 instead. The Company hereby confirms that no securities have been sold pursuant to the Post-Effective Amendment.

The Company understands that, pursuant to Rule 477(b) under the Securities Act, this application for withdrawal will be effective at the time filed with the Commission unless, within fifteen calendar days after the filing, the Commission notifies the Company that the application for withdrawal will not be granted.

Please direct any questions or comments regarding the Amendment to the undersigned at 513.412.1401 or at jdomaschko@gaig.com.

Sincerely,

/s/ John V. Domaschko
John V. Domaschko
Divisional Assistant Vice President
Great American Life Insurance Company

cc:	John V. Domaschko, Great American Life Insurance Company
John P. Gruber, Great American Life Insurance Company
Dodie Kent, Eversheds Sutherland (US) LLP